Exhibit 99.1

Constellium Reports Third Quarter 2019 Results

Amsterdam – October 23, 2019 – Constellium SE (NYSE: CSTM) today reported results for the third quarter ended September 30, 2019.

Third quarter 2019 highlights:

•	Shipments of 395 thousand metric tons, up 4% compared to Q3 2018

•	Revenue of €1.5 billion, up 2% compared to Q3 2018

•	Net income of €1 million compared to net income of €217 million in Q3 2018

•	Adjusted EBITDA of €139 million, up 18% compared to Q3 2018

First nine months of 2019 highlights:

•	Shipments of 1.2 million metric tons, up 5% compared to YTD 2018

•	Revenue of €4.5 billion, up 6% compared to YTD 2018

•	Net income of €42 million compared to net income of €248 million in YTD 2018

•	Adjusted EBITDA of €441 million, up 12% compared to YTD 2018

•	Cash from Operations of €340 million and Free Cash Flow of €157 million in YTD 2019

•	Net debt / LTM Adjusted EBITDA of 4.1x as of September 30, 2019

•	Project 2019 run-rate cost savings of €73 million achieved as of September 30, 2019

Jean-Marc Germain, Constellium’s Chief Executive Officer said, “Constellium delivered solid third quarter results with strong Adjusted EBITDA growth and our third consecutive quarter of positive Free Cash Flow generation. Notably, our team was able to deliver these results despite more challenging than expected end market conditions during the third quarter and weaker than expected performance by Automotive Structures and Industry. I am pleased that both Packaging and Automotive Rolled Products and Aerospace and Transportation were able to maintain their strong momentum from the first half of the year.

Mr. Germain continued, “Based on our current outlook, we expect Adjusted EBITDA growth of 12% to 14% and expect Free Cash Flow of €125 million to €175 million. We remain focused on increasing shareholder value by delivering on our long-term Adjusted EBITDA and leverage targets.”

•	Group Summary

	Q3 2019	Q3 2018	Var.	YTD 2019	YTD 2018	Var.
Shipments (k metric tons)	395	379	4%	1,221	1,164	5%
Revenue (€ millions)	1,461	1,428	2%	4,535	4,288	6%
Net income (€ millions)	1	217	n.m.	42	248	n.m.
Adjusted EBITDA (€ millions)	139	118	18%	441	394	12%
Adjusted EBITDA per metric ton (€)	351	310	13%	361	338	7%

The difference between the sum of reported segment revenue and total group revenue includes revenue from certain non-core activities and inter-segment eliminations. The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.

For the third quarter of 2019, shipments of 395 thousand metric tons increased 4% compared to the third quarter of last year due to higher shipments in the Packaging and Automotive Rolled Products segment, partially due to the consolidation of Bowling Green. Revenue of €1.5 billion increased 2% compared to the third quarter of last year primarily due to the consolidation of Bowling Green and improved price and mix, partially offset by lower metal prices. Net income of €1 million decreased compared to net income of €217 million in the third quarter of 2018. Adjusted EBITDA of €139 million increased 18% from the third quarter of last year primarily on improved results in the Packaging and Automotive Rolled Products and the Aerospace and Transportation segments, partially offset by weaker results in the Automotive Structures and Industry segment.

For the first nine months of 2019, shipments of 1.2 million metric tons increased 5% compared to the first nine months of last year on higher shipments in the Packaging and Automotive Rolled Products segment, partially due to the consolidation of Bowling Green. Revenue of €4.5 billion increased 6% compared to the first nine months of last year primarily due to the consolidation of Bowling Green and improved price and mix, partially offset by lower metal prices. Net income of €42 million decreased compared to net income of €248 million in the first nine months of 2018. Adjusted EBITDA of €441 million increased 12% compared to the first nine months of last year on improved results in the Aerospace and Transportation and the Packaging and Automotive Rolled Products segments, partially offset by weaker results in the Automotive Structures and Industry segment.

•	Results by Segment

•	Packaging and Automotive Rolled Products (P&ARP)

	Q3 2019	Q3 2018	Var.	YTD 2019	YTD 2018	Var.
Shipments (k metric tons)	277	260	7%	842	785	7%
Revenue (€ millions)	789	783	1%	2,438	2,322	5%
Adjusted EBITDA (€ millions)	72	61	18%	210	188	12%
Adjusted EBITDA per metric ton (€)	259	234	11%	250	239	5%

Third quarter Adjusted EBITDA increased compared to the third quarter of 2018 primarily due to increased shipments and favorable metal costs, partially offset by incremental costs from the ramp up of our automotive programs.

For the third quarter of 2019, shipments of 277 thousand metric tons increased 7% from the third quarter of last year on higher shipments of both Packaging and Automotive rolled products, partially due to the consolidation of Bowling Green. Revenue of €789 million increased 1% compared to the third quarter of 2018 primarily due to the consolidation of Bowling Green, partially offset by lower metal prices.

For the first nine months of 2019, Adjusted EBITDA of €210 million increased compared to the first nine months of last year primarily due to higher volumes and favorable metal costs, partially offset by weaker price and mix and incremental costs from maintenance and the ramp up of our automotive programs. Shipments of 842 thousand metric tons increased 7% compared to the first nine months of last year on higher shipments of both Packaging and Automotive rolled products, partially due to the consolidation of Bowling Green. Revenue of €2.4 billion increased 5% compared to the first nine months of last year primarily due to the consolidation of Bowling Green, partially offset by lower metal prices.

•	Aerospace and Transportation (A&T)

	Q3 2019	Q3 2018	Var.	YTD 2019	YTD 2018	Var.
Shipments (k metric tons)	57	58	(1)%	186	187	(0)%
Revenue (€ millions)	351	341	3%	1,112	1,040	7%
Adjusted EBITDA (€ millions)	43	31	35%	159	114	39%
Adjusted EBITDA per metric ton (€)	740	539	37%	854	612	40%

Third quarter Adjusted EBITDA increased as compared to the third quarter of 2018 due to improved price and mix, partially offset by higher costs.

For the third quarter of 2019, shipments of 57 thousand metric tons declined 1% compared to the third quarter of last year as lower Transportation, Industry and Other rolled product shipments were offset by higher Aerospace rolled product shipments. Revenue of €351 million increased 3% compared to the third quarter of 2018 primarily due to improved price and mix, partially offset by lower metal prices.

For the first nine months of 2019, Adjusted EBITDA of €159 million increased compared to the first nine months of last year on improved price and mix, partially offset by higher costs. Shipments of 186 thousand metric tons were comparable to the first nine months of last year as higher Aerospace rolled product shipments were offset by lower Transportation, Industry and Other rolled product shipments. Revenue of €1.1 billion increased 7% compared to the first nine months of last year primarily due to improved price and mix, partially offset by lower metal prices.

•	Automotive Structures and Industry (AS&I)

	Q3 2019	Q3 2018	Var.	YTD 2019	YTD 2018	Var.
Shipments (k metric tons)	61	61	(1)%	193	192	0%
Revenue (€ millions)	336	322	5%	1,027	966	6%
Adjusted EBITDA (€ millions)	26	29	(10)%	85	104	(19)%
Adjusted EBITDA per metric ton (€)	428	474	(10)%	439	542	(19)%

Third quarter Adjusted EBITDA decreased compared to the third quarter of 2018 primarily due to higher costs related to our footprint expansion and operational challenges on some of our newer automotive programs.

For the third quarter of 2019, shipments of 61 thousand metric tons were comparable to the third quarter of last year as higher Automotive extruded product shipments were offset by lower Other extruded product shipments. Revenue of €336 million increased 5% compared to the third quarter of 2018 primarily due to improved price and mix, partially offset by lower metal prices.

For the first nine months of 2019, Adjusted EBITDA of €85 million decreased compared to the first nine months of last year on higher costs related to our footprint expansion and operational challenges on some of our newer automotive programs. Shipments of 193 thousand metric tons were comparable to the first nine months of last year on higher Automotive extruded product shipments, offset by lower Other extruded product shipments. Revenue of €1.0 billion increased 6% compared to the first nine months of last year primarily due to improved price and mix, partially offset by lower metal prices.

•	Net Income

For the third quarter of 2019, net income of €1 million decreased compared a net income of €217 million in the third quarter of last year. The change in net income is primarily related to a gain from the sale of the North Building at Sierre and a gain on OPEB amendments in the third quarter of 2018, partially offset by improved gross profit in the third quarter of 2019.

For the first nine months of 2019, net income of €42 million decreased compared to a net income of €248 million in the first nine months of last year. The change in net income is primarily related to a gain from the sale of the North Building at Sierre and a gain on OPEB amendments in the first nine months of 2018, partially offset by improved gross profit in the first nine months of 2019.

•	Cash Flow and Liquidity

Free Cash Flow was an inflow of €157 million for the first nine months of 2019 compared to an outflow of €127 million in the same period of the prior year. The change was primarily due to improved working capital performance.

Cash flows from operating activities were €340 million for the first nine months of 2019 compared to cash flows from operating activities of €40 million in the same period of the prior year. Constellium increased factored receivables by €19 million in the first nine months of 2019 compared to a decrease of €2 million in the first nine months of last year.

Cash flows used in investing activities were €265 million for the first nine months of 2019 compared to cash flows from investing activities of €32 million in the same period of the prior year. The first nine months of 2019 included a net €83 million outflow related to the acquisition of our partner’s 49% interest in the Bowling Green joint venture. The first nine months of 2018 included €198 million of proceeds from disposals net of cash related to the sale of the North Building at Sierre.

Cash flows used in financing activities were €90 million for the first nine months of 2019 compared to cash flows used in financing activities of €62 million in the same period of the prior year. The first nine months of 2019 included the €100 million partial redemption of the 4.625% Senior Notes due 2021.

Liquidity at September 30, 2019 was €516 million, comprised of €152 million of cash and cash equivalents and €364 million available under our committed lending facilities and factoring arrangements. Liquidity at December 31, 2018 was €669 million.

Net debt was €2,213 million at September 30, 2019 compared to €1,996 million at December 31, 2018.

•	Outlook

We expect Adjusted EBITDA growth in a range of 12% to 14% in 2019 and over €700 million of Adjusted EBITDA in 2022.

We are not able to provide a reconciliation of this Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income in the future.

•	Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, levels of indebtedness which could limit Constellium’s operating flexibility and opportunities, economic downturn, the loss of key customers, suppliers or other business relationships; disruption to business operations; the inability to meet customer quality requirements; delayed readiness for the North American Auto Body Sheet market, the capacity and effectiveness of our hedging policy activities, failure to retain key employees, and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

•	About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €5.7 billion of revenue in 2018.

Constellium’s earnings materials for the third quarter ended September 30, 2019, are also available on the company’s website (www.constellium.com).

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

(in millions of Euros)	Three months ended September 30, 2019	Three months ended September 30, 2018	Nine months ended September 30, 2019	Nine months ended September 30, 2018
Revenue	1,461	1,428	4,535	4,288
Cost of sales	(1,316)	(1,311)	(4,064)	(3,860)

Gross profit	145	117	471	428

Selling and administrative expenses	(66)	(63)	(204)	(180)
Research and development expenses	(12)	(10)	(36)	(31)
Restructuring costs	(1)	(1)	(2)	(1)
Other gains / (losses) - net	(15)	224	(29)	201

Income from operations	51	267	200	417

Finance costs - net	(46)	(39)	(135)	(117)
Share of (loss) / income of joint-ventures	—	(10)	5	(22)

Income before income tax	5	218	70	278

Income tax expense	(4)	(1)	(28)	(30)

Net income	1	217	42	248

Net income attributable to:
Equity holders of Constellium	—	216	39	247
Non-controlling interests	1	1	3	1

Net income	1	217	42	248

Earnings per share attributable to the equity holders of Constellium, in euros per share
Basic	0.00	1.61	0.29	1.84
Diluted	0.00	1.54	0.28	1.76
Weighted average shares, in thousands
Basic	137,131	134,685	136,609	134,574
Diluted	141,911	140,376	141,911	140,352

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS) (UNAUDITED)

(in millions of Euros)	Three months ended September 30, 2019	Three months ended September 30, 2018	Nine months ended September 30, 2019	Nine months ended September 30, 2018
Net income	1	217	42	248

Other comprehensive (loss) / income
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations	(48)	11	(110)	38
Income tax on remeasurement on post-employment benefit obligations	8	(1)	23	(8)
Items that may be reclassified subsequently to the consolidated income statement
Cash flow hedges	(10)	(4)	(15)	(18)
Net investment hedges	—	(4)	4	(4)
Income tax on hedges	3	2	5	7
Currency translation differences	5	7	4	8

Other comprehensive (loss) / income	(42)	11	(89)	23

Total comprehensive (loss) / income	(41)	228	(47)	271

Attributable to:
Equity holders of Constellium	(42)	227	(50)	270
Non-controlling interests	1	1	3	1

Total comprehensive (loss) / income	(41)	228	(47)	271

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

(in millions of Euros)	At September 30, 2019	At December 31, 2018
Assets
Current assets
Cash and cash equivalents	152	164
Trade receivables and other	625	587
Inventories	693	660
Other financial assets	38	30

	1,508	1,441

Non-current assets
Property, plant and equipment	2,040	1,666
Goodwill	467	422
Intangible assets	71	70
Investments accounted for under the equity method	1	1
Deferred income tax assets	186	163
Trade receivables and other	52	64
Other financial assets	15	74

	2,832	2,460

Total Assets	4,340	3,901

Liabilities
Current liabilities
Trade payables and other	1,110	968
Borrowings	167	57
Other financial liabilities	66	60
Income tax payable	13	8
Provisions	22	46

	1,378	1,139

Non-current liabilities
Trade payables and other	23	27
Borrowings	2,203	2,094
Other financial liabilities	31	29
Pension and other post-employment benefit obligations	730	610
Provisions	101	94
Deferred income tax liabilities	23	22

	3,111	2,876

Total Liabilities	4,489	4,015

Equity
Share capital	3	3
Share premium	420	420
Retained deficit and other reserves	(583)	(545)

Equity attributable to equity holders of Constellium	(160)	(122)
Non-controlling interests	11	8

Total Equity	(149)	(114)

Total Equity and Liabilities	4,340	3,901

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

(in millions of Euros)	Share Capital	Share Premium	Remeasure- ment	Cash flow hedges and net investment hedges	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2019	3	420	(129)	(8)	3	37	(448)	(122)	8	(114)
Net income	—	—	—	—	—	—	39	39	3	42
Other comprehensive (loss) / income	—	—	(87)	(6)	4	—	—	(89)	—	(89)

Total comprehensive (loss) / income	—	—	(87)	(6)	4	—	39	(50)	3	(47)

Transactions with equity holders
Share-based compensation	—	—	—	—	—	12	—	12	—	12
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At September 30, 2019	3	420	(216)	(14)	7	49	(409)	(160)	11	(149)

(in millions of Euros)	Share Capital	Share Premium	Remeasure- ment	Cash flow hedges	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2018	3	420	(147)	13	(7)	25	(634)	(327)	8	(319)
Change in accounting policies	—	—	—	—	—	—	(2)	(2)	—	(2)

At January 1, 2018 restated	3	420	(147)	13	(7)	25	(636)	(329)	8	(321)
Net income	—	—	—	—	—	—	247	247	1	248
Other comprehensive income / (loss)	—	—	30	(15)	8	—	—	23	—	23

Total comprehensive income / (loss)	—	—	30	(15)	8	—	247	270	1	271

Transactions with Equity holders
Share-based compensation	—	—	—	—	—	9	—	9	—	9
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At September 30, 2018	3	420	(117)	(2)	1	34	(389)	(50)	9	(41)

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

(in millions of Euros)	Three months ended September 30, 2019	Three months ended September 30, 2018	Nine months ended September 30, 2019	Nine months ended September 30, 2018
Net income	1	217	42	248
Adjustments:
Depreciation and amortization	66	51	183	140
Finance costs - net	46	39	135	117
Income tax expense	4	1	28	30
Share of loss / (income) of joint-ventures	—	10	(5)	22
Unrealized losses / (gains) on derivatives - net and from remeasurement of monetary assets and liabilities - net	5	11	(12)	54
(Gains) / Losses on disposal	—	(194)	2	(190)
Other – net	3	6	9	11
Interest paid	(54)	(48)	(132)	(108)
Income tax paid	8	(6)	(3)	(17)
Change in trade working capital:
Inventories	34	47	58	(47)
Trade receivables	12	57	(17)	(139)
Trade payables	(29)	(99)	75	9
Margin calls	—	—	5	—
Change in provisions and pension obligations	(3)	(48)	(18)	(59)
Other working capital	(13)	2	(10)	(31)

Net cash flows from operating activities	80	46	340	40

Purchases of property, plant and equipment	(50)	(63)	(180)	(160)
Acquisitions of subsidiaries, net of cash acquired	—	—	(83)	—
Proceeds from disposals net of cash	—	198	1	199
Equity contributions and loans to joint-ventures	—	(2)	—	(15)
Other investing activities	1	2	(3)	8

Net cash flows (used in) / from investing activities	(49)	135	(265)	32

Repayment of Senior Notes	(100)	—	(100)	—
Proceeds / (Repayments) from revolving credit facilities and other loans	12	(76)	88	(66)
Payment of lease liabilities	(9)	(4)	(79)	(11)
Transactions with non-controlling interests	—	—	(2)	—
Other financing activities	3	10	3	15

Net cash flows used in financing activities	(94)	(70)	(90)	(62)

Net (decrease) / increase in cash and cash equivalents	(63)	111	(15)	10
Cash and cash equivalents - beginning of period	213	166	164	269
Effect of exchange rate changes on cash and cash equivalents	2	2	3	—

Cash and cash equivalents - end of period	152	279	152	279

SEGMENT ADJUSTED EBITDA

(in millions of Euros)	Three months ended September 30, 2019	Three months ended September 30, 2018	Nine months ended September 30, 2019	Nine months ended September 30, 2018
P&ARP	72	61	210	188
A&T	43	31	159	114
AS&I	26	29	85	104
Holdings and Corporate	(2)	(3)	(13)	(12)

Total	139	118	441	394

SHIPMENTS AND REVENUE BY PRODUCT LINE

(in k metric tons)	Three months ended September 30, 2019	Three months ended September 30, 2018	Nine months ended September 30, 2019	Nine months ended September 30, 2018
Packaging rolled products	211	199	630	603
Automotive rolled products	56	50	178	147
Specialty and other thin-rolled products	10	11	34	35
Aerospace rolled products	28	27	89	83
Transportation, industry and other rolled products	29	31	97	104
Automotive extruded products	31	28	92	88
Other extruded products	30	33	101	104

Total shipments	395	379	1,221	1,164

(in millions of Euros)
Packaging rolled products	560	574	1,676	1,699
Automotive rolled products	191	164	630	482
Specialty and other thin-rolled products	38	45	132	141
Aerospace rolled products	201	193	630	569
Transportation, industry and other rolled products	150	148	482	471
Automotive extruded products	202	175	589	522
Other extruded products	134	147	438	444
Other and inter-segment eliminations	(15)	(18)	(42)	(40)

Total revenue	1,461	1,428	4,535	4,288

NON-GAAP MEASURES

Reconciliation of net income to Adjusted EBITDA (a non-GAAP measure)

(in millions of Euros)	Three months ended September 30, 2019	Three months ended September 30, 2018	Nine months ended September 30, 2019	Nine months ended September 30, 2018
Net income	1	217	42	248
Income tax expense	4	1	28	30

Income before income tax	5	218	70	278
Finance costs – net	46	39	135	117
Share of loss / (income) of joint-ventures	—	10	(5)	22

Income from operations	51	267	200	417
Depreciation and amortization	66	51	183	140
Restructuring costs	1	1	2	1
Unrealized losses / (gains) on derivatives	4	10	(13)	53
Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities - net	—	1	—	—
Losses / (Gains) on pension plans amendments (D)	1	(39)	1	(39)
Share-based compensation costs	5	3	12	9
Metal price lag (A)	9	11	40	(13)
Start-up and development costs (B)	3	7	8	16
(Gains) / Losses on disposals (E)	—	(194)	2	(190)
Bowling Green one-time costs related to the acquisition (C)	—	—	6	—
Other	(1)	—	—	—

Adjusted EBITDA	139	118	441	394

(A)

Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium Revenues are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.

(B)	For the nine months ended September 30, 2019 and 2018, start-up and development costs include €8 million and €16 million respectively, related to new projects in our AS&I operating segment.
(C)	For the nine months ended September 30, 2019, Bowling Green one-time costs related to the acquisition include the non-cash reversal of the inventory step-up.
(D)	For the nine months ended September 30, 2018, the Group amended one of its OPEB plans in the US, which resulted in a €39 million gain.
(E)

In July 2018, Constellium completed the sale of the North Building assets of its Sierre plant in Switzerland to Novelis and contributed the Sierre site shared infrastructure to a joint-venture with Novelis, in exchange for cash consideration of €200 million. This transaction also resulted in the termination of the existing lease agreement for the North Building assets which had been leased and operated by Novelis since 2005. For the nine months ended September 30, 2018, the transaction generated a €190 million net gain.

Reconciliation of net cash flows from operating activities to Free Cash Flow (a non-GAAP measure)

	Three months ended September 30, 2019	Three months ended September 30, 2018	Nine months ended September 30, 2019	Nine months ended September 30, 2018
Net cash flows from / (used in) operating activities	80	46	340	40
Purchases of property, plant and equipment	(50)	(63)	(180)	(160)
Equity contributions and loans to joint-ventures	—	(2)	—	(15)
Other investing activities	1	2	(3)	8

Free Cash Flow	31	(17)	157	(127)

Reconciliation of borrowings to Net debt (a non-GAAP measure)

(in millions of Euros)	At September 30, 2019	At December 31, 2018
Borrowings	2,370	2,151
Fair value of cross currency basis swaps, net of margin calls	(5)	9
Cash and cash equivalents	(152)	(164)
Cash pledged for issuance of guarantees	—	—

Net debt	2,213	1,996

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP measures used in this press release are: Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating and financial performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business, our results of operations and our financial position, as well as assisting investors in evaluating the extent to which we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Free Cash Flow is defined as net cash flow from operating activities less capital expenditure, equity contributions and loans to joint ventures and other investing activities. Management believes that Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. However, Free Cash Flow is not a presentation made in accordance with IFRS and should not be considered as an alternative to operating cash flows determined in accordance with IFRS. Free Cash Flow has certain inherent limitations, including the fact that it does not represent residual cash flows available for discretionary spending, notably because it does not reflect principal repayments required in connection with our debt or capital lease obligations.

Net debt is defined as borrowings plus or minus the fair value of cross currency basis swaps net of margin calls less cash and cash equivalents and cash pledged for the issuance of guarantees. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company. Net debt is not a presentation made in accordance with IFRS, and should not be considered as an alternative to borrowings determined in accordance with IFRS.